As filed with the Securities and Exchange Commission on December 4, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Morgan Stanley Global Long/Short Fund P

(Name of Subject Company (Issuer))

Morgan Stanley Global Long/Short Fund P

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Amy Doberman, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(800) 869-6397

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$11,966,406 (a)	$470.28 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: $470.28

Form or Registration No.: Schedule TO

Filing Party: Morgan Stanley Global Long/Short Fund P

Date Filed: June 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transactions subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 18, 2008 (the “Statement Filing Date”) by Morgan Stanley Global Long/Short Fund P (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date. The Fund invests substantially all of its assets in Morgan Stanley Global Long/Short Fund A (the “Master Fund”), and the Fund’s offer to purchase Shares was made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund’s corresponding offer to purchase shares of beneficial interest in the Master Fund was in an amount up to 15% of the net assets of the Master Fund, and the offer by the Fund in respect of its Shareholders is subject to the Master Fund’s 15% limitation.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on July 17, 2008 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on July 28, 2008 (the “Expiration Date”).

2. None of the Shareholders sought to tender any of their Shares on or before the Notice Date. Consequently, the Fund did not accept any Shares for repurchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MORGAN STANLEY GLOBAL LONG/SHORT FUND P

By:	/s/ Randy Takian
Name:	Randy Takian
Title:	President

Dated: December 4, 2008